UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2006
Commission File Number 001-11130

ALCATEL LUCENT
(Translation of Registrant’s Name Into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F   ☑     Form 40-F   ☐
Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes   ☐     No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     On November 30, 2006, pursuant to an Agreement and Plan of Merger, dated April 2, 2006 (the “Merger Agreement”), by and among Alcatel, a société anonyme organized under the laws of the Republic of France (“Alcatel”), Lucent Technologies Inc., a Delaware corporation (“Lucent”), and Aura Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Alcatel, Merger Sub merged with and into Lucent, with Lucent continuing as the surviving corporation and as a wholly-owned subsidiary of Alcatel Lucent (the “Merger”). Alcatel was renamed “Alcatel Lucent” at the effective time of the Merger (the “Effective Time”).
     As a result of the Merger, each share of Lucent common stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.1952 (the “Exchange Ratio”) of an American Depositary Share of Alcatel Lucent (each, an “ADS”) representing one ordinary share, nominal value €2.00 per share, of Alcatel Lucent (the “Alcatel Lucent Ordinary Shares”). Outstanding options to purchase shares of Lucent common stock granted under Lucent’s option plans were converted at the Effective Time into the right to acquire Alcatel Lucent Ordinary Shares, with the exercise price and the number of Alcatel Lucent Ordinary Shares adjusted to reflect the Exchange Ratio. Alcatel Lucent has also agreed to make Alcatel Lucent Ordinary Shares and ADSs available for issuance upon exercise of warrants formerly exercisable for Lucent common stock (the “Warrants”) and upon conversion of Lucent debt securities formerly convertible into Lucent common stock (the “Convertible Debt”).
     Approximately 878 million Alcatel Lucent Ordinary Shares will be issued in connection with the Merger. In addition, up to 259,047,046 Alcatel Lucent Ordinary Shares may be issued in connection with the exercise of options granted under Lucent’s stock plans, the exercise of the Warrants, and the conversion of the Convertible Debt.
     On November 30, 2006, Alcatel Lucent and Lucent issued a joint press release announcing the completion of the Merger, which is attached as Exhibit 99.1 hereto, and is incorporated into this report by reference.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCATEL LUCENT

Date: November 30, 2006	By:	/s/ Jean-Pascal Beaufret

	Name:	Jean-Pascal Beaufret
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Press release issued by Lucent Technologies Inc. and Alcatel Lucent on November 30, 2006, announcing the completion of the merger of Lucent Technologies Inc. with a wholly-owned subsidiary of Alcatel Lucent.